IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS 2018 YEAR-END RESULTS REFLECTING INCREASED RESERVE BASE, SOLID ASSET PORTFOLIO AND STRONG CASH POSITION

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the annual Management Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements as at December 31, 2018.

Toronto, Ontario, February 20, 2019 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter and year ended December 31, 2018.

"2018 was a year of building for the future while remaining focused on creating superior shareholder value," commented Steve Letwin, President and CEO of IAMGOLD, "In addition to achieving guidance on 2018 production at 882,000 attributable ounces of gold and on 2018 all-in sustaining costs at $1,057 per ounce sold, we increased proven and probable reserves by 23% and delivered robust feasibility studies for both the Côté Gold and Boto Gold Projects, all while maintaining a strong balance sheet. We believe in the positive, transformative value of Côté, but have deferred the construction decision pending improved and sustainable market conditions. In 2018, we declared reserves at Saramacca and commenced development to deliver that ore to the Rosebel mill. We also announced initial resources at Monster Lake, Eastern Borosi and Gossey, and enjoyed significant greenfield success at both Nelligan and Diakha - Siribaya. In addition, we are building a framework for the role of technology in mining - in 2018 we completed the 15MWp hybrid solar/thermal power plant for our Essakane operations and invested in enhanced systems to identify that our gold production is responsibly sourced. IAMGOLD enters 2019 focused on delivering shareholder value through operational improvements, advancement of engineering and further de-risking of projects."

2018 Highlights

Financial Results

- Revenues of $1,111.0 million, up $16.1 million from 2017.
- Gross profit of $136.9 million, down $16.0 million from 2017.
- Net loss attributable to equity holders of $28.2 million, or $0.06 per share; compared to net earnings of $501.6 million, or $1.08 per share in 2017. The decrease was primarily due to reversals of impairment charges related to the Côté Gold Project and the Rosebel mine totaling $524.1 million in the prior year.
- Adjusted net earnings attributable to equity holders[2] of $29.8 million, or $0.06 per share[2], up $0.5 million from 2017.
- Net cash from operating activities of $191.1 million, down $104.2 million from 2017, primarily due to an increase in non-cash working capital items and non-current ore stockpiles. This increase was primarily due to higher mine supplies, build up of accounts payable and accrued liabilities in the prior year, and higher stockpiling of low grade ore.
- Net cash from operating activities before changes in working capital[2] of $288.4 million, down $5.6 million from 2017.
- Cash, cash equivalents, short-term investments, and restricted cash totaled $758.0 million at December 31, 2018. Cash and cash equivalents were $615.1 million, short term investments, primarily in money market funds, were $119.0 million and restricted cash was $23.9 million.

Operating Performance

- Attributable gold production of 882,000 oz, equivalent to 2017, including record gold production of 405,000 ounces at Essakane.
- Attributable gold sales of 872,000 oz, up 1,000 oz from 2017.
- Cost of sales[1] of $815/oz sold, up $32/oz from 2017.

- All-in sustaining costs[2] of $1,057/oz sold, within guidance and up 5% from 2017.
- Total cash costs[2] of $793/oz produced, up $38/oz from 2017.
- Gold margin[2] of $477/oz, down $29/oz from 2017.
- Capital expenditures of $302.1 million, within guidance of $305 million (±5%).

Strategic Developments

Reserves and Resources:

- As at December 31, 2018 attributable proven and probable gold reserves were 17.9 million ounces; up 23% from the end of 2017. Attributable measured and indicated resources (including reserves) were 27.9 million ounces and attributable inferred resources were 8.7 million ounces; up 13% and down 1%, respectively, from the end of 2017.
- At Essakane, we announced a 39% increase in reserves with the conclusion of the Heap Leach Project pre-feasibility study.
- We reported a 51% increase in reserves at Rosebel, with Saramacca accounting for nearly two-thirds of the 1.6 million-ounce increase on an attributable basis.
- We announced an initial inferred mineral resource estimate at the Eastern Borosi Joint Venture Project in Nicaragua.
- We announced an initial inferred resource estimate at the Monster Lake Joint Venture comprising 1.1 million tonnes averaging 12.14 grams of gold per tonne for 433,300 ounces of contained gold.
- We announced an initial resource estimate at our Gossey deposit, located approximately 15 kilometres northwest of our Essakane operation in Burkina Faso.

Development and Operations:

- We announced positive feasibility study results for the Côté Gold Project. On a 100% basis, proven and probable reserves total 7.3 million ounces, measured and indicated resources (including reserves) total approximately 10.0 million ounces, and inferred resources total 2.4 million ounces. Highlights of the Extended Mine Plan included a mine life of 18 years with an average annual production of 372,000 ounces (Years 1-15: averaging 407,000 ounces annually), life-of-mine average total cash costs of $606 per ounce produced and all-in sustaining costs of $703 per ounce sold. The Extended Mine Plan would increase the Base Mine Plan after-tax net present value by $110 million to $905 million, at a 5% discount rate, with an after-tax internal rate of return of 15.4% and 4.4 year payback period. On January 28, 2019, we announced we would defer the construction decision on the Côté Gold Project pending improved and sustainable market conditions. We plan to focus on further de-risking the Project in 2019 through the advancement of engineering, permitting and diamond drilling.
- We announced positive feasibility study results for the Boto Gold Project. Highlights included reserves (100% basis) of 1.9 million ounces, a mine life of 12.8 years with average annual production of 140,000 ounces, and life-of-mine average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold. The net present value, at a 6% discount rate is $261 million, with an after-tax internal rate of return of 23% and a 3.4 year payback period.
- We received notice of approval of the Environmental and Social Impact Assessment from the Government of Senegal for the Boto Gold Project.
- We received approval from the Suriname Ministry of Natural Resources to commence construction on the 18 kilometre long section of the main Saramacca haul road outside of the Rosebel Mineral Lease.
- We announced the completion of the 15 megawatt-peak solar power plant at Essakane, which is expected to save approximately 6 million litres of fuel per year and reduce carbon dioxide emissions by 18,500 tonnes annually. For the period ending December 31, 2018, we exceeded expectations, with Essakane saving approximately 3.9 million litres of fuel and reducing carbon dioxide emissions by approximately 12,000 tonnes over seven months of service.

Financial:

- We announced that we had amended our credit facility to $500 million from $250 million, and extended the term to 2023, with an option to increase commitments by $100 million.
- Moody's Investors Service upgraded our long-term corporate credit rating to Ba3 from B1 with a stable outlook.

- We received a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd., in conjunction with the release of the NI 43-101, at the end of 2018 pursuant to the sale of a 30% interest in the Côté Gold Project in June 2017.
- We made a strategic investment in Tradewind Markets Inc., a financial technology company that uses blockchain to speed up and streamline digital gold trading. We also announced our strategic investment in Emergent Technology Holdings LP, a financial technology company that uses blockchain technology to track the provenance of responsibly sourced gold.

Subsequent to Year End
- We entered into a $170 million forward gold sale arrangement in exchange for 150,000 ounces to be delivered in 2022.
- We reported the updated mineral resource estimate on the Diakha - Siribaya Gold Project.
- We received notice of approval of the Environmental and Social Impact Assessment from the Government of Suriname for the Saramacca Project.
- The carbon-in-column plant at Rosebel, designed to improve recoveries, was commissioned and fully operational.
- The oxygen plant at Essakane, designed to improve recoveries, was commissioned and fully operational.
- Together with joint venture partner AngloGold Ashanti Limited, IAMGOLD entered into an agreement with the Government of Mali for the sale of the joint venture partners' 80% indirect interest in the Yatela mine for $1, subject to certain conditions and a onetime payment of estimated rehabilitation, closure and social program costs.

Upcoming Growth Catalysts
- At Essakane, we expect to complete a feasibility study in the Q2/2019 outlining opportunities to further optimize the carbon-in-leach ("CIL") circuit and potential of heap leaching.
- Production at Saramacca is anticipated in the H2/2019, with further exploration along the Saramacca-Brokolonko trend to confirm the presence of mineralization and evaluate the resource potential.
- At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could substantially lower waste volumes, thereby reducing costs.
- Our application for the mining concession for the Boto Gold Project is expected to be approved by the Government of Senegal in H2/2019. An investment decision would follow as part of our overall growth and capital strategy.
- We are developing a revised life of mine ("LOM") plan for Westwood and expect to provide an update in Q4, 2019.
- At the Nelligan Project, an initial 12,000 to 15,000 metres of diamond drilling is planned for 2019 to infill and further test continuity of the mineralized zones with the objective of completing an initial NI 43-101 resource estimate.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Results ($ millions, except where noted)	Three months ended December 31,		Years ended December 31,	
	2018	2017	**2018**	2017
Revenues	$ **274.3**	$ 291.1	$ **1,111.0**	$ 1,094.9
Cost of sales	$ **250.3**	$ 250.0	$ **974.1**	$ 942.0
Gross profit	$ **24.0**	$ 41.1	$ **136.9**	$ 152.9
Net earnings (loss) attributable to equity holders of IAMGOLD	$ **(34.8)**	$ (17.7)	$ **(28.2)**	$ 501.6
Net earnings (loss) attributable to equity holders ($/share)	$ **(0.07)**	$ (0.04)	$ **(0.06)**	$ 1.08
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$ **(16.1)**	$ (13.8)	$ **29.8**	$ 29.3
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$ **(0.03)**	$ (0.03)	$ **0.06**	$ 0.06
Net cash from operating activities	$ **23.1**	$ 65.2	$ **191.1**	$ 295.3
Net cash from operating activities before changes in working capital[1]	$ **55.7**	$ 68.2	$ **288.4**	$ 294.0
Key Operating Statistics				
Gold sales – attributable (000s oz)	**220**	230	**872**	871
Gold production – attributable (000s oz)	**231**	228	**882**	882
Average realized gold price[1] ($/oz)	$ **1,233**	$ 1,277	$ **1,270**	$ 1,261
Cost of sales[2] ($/oz)	$ **843**	$ 802	$ **815**	$ 783
Total cash costs[1] ($/oz)	$ **797**	$ 751	$ **793**	$ 755
All-in sustaining costs[1] ($/oz)	$ **1,123**	$ 1,071	$ **1,057**	$ 1,003
Gold margin[1] ($/oz)	$ **436**	$ 526	$ **477**	$ 506

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 38 of our annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

FULL YEAR AND FOURTH QUARTER 2018 SUMMARY

Financial Performance

- Revenues for 2018 were $1,111.0 million, up $16.1 million from 2017. The increase was primarily due to higher sales volume at Essakane ($13.1 million) and a higher realized gold price ($7.8 million), partially offset by lower sales volume at Rosebel ($2.2 million) and Westwood ($1.2 million). Revenues for the fourth quarter 2018 were $274.3 million, down $16.8 million or 6% from the same prior year period. The decrease was primarily due to lower sales volume at Westwood ($12.1 million) and Essakane ($12.1 million), and a lower realized gold price ($9.7 million), partially offset by higher sales volume at Rosebel ($17.4 million).

- Cost of sales for 2018 was $974.1 million, up $32.1 million from 2017. The increase was due to higher operating costs ($29.9 million) and higher royalties ($2.2 million). Operating costs were higher primarily due to higher energy costs, increased maintenance costs at Essakane and Rosebel, increased contractor costs resulting from higher mine production at Essakane, and a weaker U.S. dollar relative to the euro, partially offset by higher capitalized stripping at Essakane. Cost of sales for the fourth quarter 2018 was $250.3 million, consistent with the same prior year period. Higher operating costs ($4.2 million) and higher royalties ($0.1 million) were offset by lower depreciation expense ($4.0 million). Operating costs were higher primarily due to higher energy costs, increased preventative maintenance at Essakane and Rosebel, and increased contractor costs resulting from higher mine production at Essakane, partially offset by a stronger U.S. dollar relative to the euro and the Canadian dollar.

- Depreciation expense for 2018 was $265.4 million, unchanged from the prior year as the impact of reserve increases at Essakane and Rosebel was offset by higher depreciation of capitalized stripping at Rosebel. Depreciation expense for the fourth quarter 2018 was $64.2 million, down $4.0 million or 6% from the same prior year period. The decrease was primarily due to an increase in reserves at Essakane and Rosebel.

- Income tax expense for 2018 was $38.0 million, down $59.6 million 2017. Income tax expense for 2018 comprised current income tax expense of $45.1 million (2017 - $59.7 million) and deferred income tax recovery of $7.1 million (2017 - expense of $37.9 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in our operating jurisdictions from one period to the next.

- Net loss attributable to equity holders for 2018 was $28.2 million, or $0.06 per share compared to net earnings of $501.6 million, or $1.08 per share in the prior year. The decrease was primarily due to reversals of impairment charges related to the Côté Gold Project and the Rosebel mine in the prior year ($524.1 million), lower interest income, derivatives and other investment gains ($22.7 million), higher foreign exchange losses ($20.9 million), and lower gross profit ($16.0 million), partially offset by lower income taxes ($59.6 million). Net loss attributable to equity holders for the fourth quarter 2018 was $34.8 million, or $0.07 per share, up $17.1 million or $0.03 per share from the same prior year period. The increase was primarily due to lower gross profit ($17.1 million), higher finance costs ($3.9 million), higher exploration expenses ($2.6 million), higher foreign exchange losses ($2.6 million) and higher other expenses ($2.2 million), partially offset by lower income taxes ($12.0 million).

- Adjusted net earnings attributable to equity holders[2] for 2018 was $29.8 million, or $0.06 per share[2], up $0.5 million from the the prior year. Adjusted net loss attributable to equity holders[2] for the fourth quarter 2018 was $16.1 million, or $0.03 per share[2], up $2.3 million from the same prior year period.

- Net cash from operating activities for 2018 was $191.1 million, down $104.2 million from the prior year. The decrease was primarily due to changes in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) and lower earnings after non-cash adjustments ($26.3 million), partially offset by lower income taxes paid ($11.1 million) and higher net settlement of derivatives ($9.5 million). The change in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) was primarily due to higher mine supplies ($45.5 million), build up of accounts payable and accrued liabilities in the prior year ($22.0 million), higher stockpiling of low grade ore ($17.6 million) and increased value added tax recoverable at Essakane ($9.5 million). The increase in mine supplies resulted from initiatives to optimize inventory levels, increase equipment availability and lower maintenance costs, including a strategic decision to re-manufacture parts in-house as opposed to outsourcing. The benefit of these mine supplies initiatives are at the early stages of being realised. Ore stockpiles were higher as a result of planned increases in ore production at Rosebel and Essakane, and a build of heap leach ore stockpiles at Essakane. Net cash from operating activities for the fourth quarter 2018 was $23.1 million, down $42.1 million from the same prior year period.

- Net cash from operating activities before changes in working capital[2] for 2018 was $288.4 million, down $5.6 million from the prior year. Net cash from operating activities before changes in working capital[3] for the fourth quarter 2018 was $55.7 million, down $12.5 million from the same prior year period.

Financial Position

- We ended the year in a strong financial position, with cash, cash equivalents, short-term investments primarily in money market funds, and restricted cash of $758.0 million at December 31, 2018. The $57.8 million negative movement from year end 2017 was primarily due to spending on property, plant and equipment ($257.2 million) and exploration and evaluation assets including the acquisition of Saramacca exploration and evaluation assets ($50.7 million), and interest paid ($28.4 million), partially offset by cash generated from operating activities ($191.1 million) and proceeds received from Sumitomo Metal Mining Co., Ltd, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017 ($95.0 million).

- Working capital as of December 31, 2018, was $859.7 million, down $70.2 million compared to December 31, 2017. The decrease was due to lower current assets ($74.1 million), partially offset by lower current liabilities ($3.9 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, was 882,000 ounces for 2018, equal to the previous year, as record production from Essakane (16,000 ounces) and the continued development at Westwood (4,000 ounces) were offset by lower production at Rosebel (15,000 ounces) and the Joint Ventures (5,000 ounces). Attributable gold production, inclusive of joint venture operations, was 231,000 ounces for the fourth quarter 2018, up 3,000 ounces from the same prior year period. The increase was primarily due to higher head grades net of lower throughput at Rosebel (6,000 ounces) and Essakane (1,000 ounces), partially offset by lower head grades at the Joint Ventures (3,000 ounces) and Westwood (1,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, were 872,000 ounces for 2018, up 1,000 ounces from the prior year. The increase was due to higher sales at Essakane (9,000 ounces), partially offset by lower sales at the Joint Ventures (5,000 ounces), Rosebel (2,000 ounces) and Westwood (1,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 220,000 ounces for the fourth quarter 2018, down 10,000 ounces from the same prior year period. The decrease was due to lower sales at Westwood (10,000 ounces), Essakane (9,000 ounces) and the Joint Ventures (4,000 ounces), partially offset by higher sales at Rosebel (13,000 ounces).

- Cost of sales[1] per ounce for the fourth quarter and year ended 2018 of $843 and $815, respectively, were up 5% and 4% from the same prior year periods. These increases were primarily due to higher energy costs and normal inflationary pressures.

- Total cash costs[2] per ounce produced for the fourth quarter and year ended 2018 of $797 and $793, respectively, were up 6% and 5% from the same prior year periods due to the factors noted above. Included in total cash costs[2] for the fourth quarter and year ended 2018 were realized derivative gains from hedging programs of $6 and $11 per ounce produced, respectively (2017 - $7 and $3).

- All-in sustaining costs[2] per ounce sold for fourth quarter and year ended 2018 of $1,123 and $1,057, respectively, were both up 5% from the same prior year periods. These increases were primarily due to higher cost of sales[1] per ounce and higher sustaining capital expenditures. Included in all-in sustaining costs[2] for the fourth quarter and year ended 2018 were realized derivative gains from hedging programs of $6 and $12 per ounce sold, respectively (2017 - $9 and $4).

Commitment to Zero Harm Continues

- The DART rate[3], representing the frequency of all types of serious injuries across all sites and functional areas for 2018 was 0.66, above our target of 0.50. Zero Harm remains our number one priority. We are implementing several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

(Refer to January 16, 2019 news release)

Attributable Gold Production: 810,000 to 870,000 oz

Costs:

Cost of Sales[1]/oz	$790 to $840
Total Cash Costs[2]/oz produced	$765 to $815
All-in Sustaining Costs[2]/oz sold	$1,030 to $1,080

In 2019, Rosebel will trend upward at 315,000 to 330,000 ounces on improved head grades, the inclusion of Saramacca ore in the mill feed in the second half of the year, and higher recoveries. Following two years of record production, Essakane will be level at 375,000 to 390,000 ounces, with lower availability of high grade zones partially offset by higher recoveries with the newly implemented oxygen plant. Westwood guidance is provided at 100,000 to 120,000 ounces for the year, as mining and development activities continue to progress. As oxide ore stockpiles at Sadiola are expected to be depleted by mid-year 2019, production is expected to decrease to between 20,000 and 30,000 ounces.

Capital Expenditures: $355 million, ±5%

The increase in spending reflects advancement of our growth projects, as described in the Non-Sustaining section. In addition to the $355 million, capitalized borrowing costs and $10 million in total principal lease payments are expected.

Sustaining Capital: $160 million, ±5%

Sustaining capital includes $40 million in capitalized stripping for Essakane and $30 million for Rosebel.

Non-Sustaining Capital (Development/Expansion): $195 million, ±5%

Non-sustaining capital at Rosebel of $75 million is allocated for the development of Saramacca with a target of first production in H2/2019. Essakane's non-sustaining capital of $50 million is mainly for the tailings liners, dams and tailings thickening plant as well as planned mill upgrade. Westwood's non-sustaining capital of $30 million is mainly for expansion/development.

Côté Gold Project Capital Guidance: Our non-sustaining capital guidance includes an estimated $34 million for the first half of 2019, on a 70% attributable basis, to further de-risk the Project by advancing detailed engineering design, permitting and definition diamond drilling. We will provide additional non-sustaining capital guidance on the Project as the year progresses.

Depreciation:

Depreciation expense in 2019 is expected to range from $260 million to $270 million.

Income Taxes:

Cash taxes in 2019 are expected to range from $45 to $60 million in 2019. Additionally, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

Three months ended December 31,	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)	
	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator								
Essakane (90%)	103	102	$ 763	$ 792	$ 723	$ 715	$ 1,114	$ 990
Rosebel (95%)	85	79	856	766	774	700	981	1,018
Westwood (100%)[3]	28	29	1,086	909	1,102	928	1,334	1,017
Owner-operator[4]	216	210	$ 843	$ 802	$ 792	$ 739	$ 1,141	$ 1,068
Joint Ventures	15	18			858	882	862	1,114
Total operations	231	228			$ 797	$ 751	$ 1,123	$ 1,071
Cost of sales[1] ($/oz)			$ 843	$ 802				
Cash costs, excluding royalties					$ 746	$ 698		
Royalties					51	53		
Total cash costs[2]					$ 797	$ 751		
All-in sustaining costs[2]							$ 1,123	$ 1,071

Years ended December 31,	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)	
	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator								
Essakane (90%)	405	389	$ 762	$ 785	$ 718	$ 738	$ 1,002	$ 957
Rosebel (95%)	287	302	857	755	831	716	1,006	931
Westwood (100%)[3]	129	125	886	844	884	824	1,073	972
Owner-operator[4]	821	816	$ 815	$ 783	$ 783	$ 743	$ 1,068	$ 1,001
Joint Ventures	61	66			914	909	921	1,023
Total operations	882	882			$ 793	$ 755	$ 1,057	$ 1,003
Cost of sales[1] ($/oz)			$ 815	$ 783				
Cash costs, excluding royalties					$ 739	$ 703		
Royalties					54	52		
Total cash costs[2]					$ 793	$ 755		
All-in sustaining costs[2]							$ 1,057	$ 1,003

1 Cost of sales, excluding depreciation, as disclosed in note 38 of our annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3 There was no normalization of costs of sales per ounce for Westwood for the fourth quarter and year ended December 31, 2018 ($nil and $6 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

4 Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 33 of the MD&A.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Essakane achieved a second straight year of record gold production in 2018. Attributable gold production of 103,000 ounces in the fourth quarter and 405,000 ounces for the year ended 2018 were higher by 1% and 4%, respectively, compared to the same prior year periods as ore feed was sourced from higher grade zones. The impact of higher grades was partially offset by lower throughput realized due to coarser mill feed and lower mill availability due to maintenance on the crushing and grinding circuit.

Mine production for the fourth quarter and year ended 2018 was higher compared to the same prior year periods due to increased equipment availability combined with the utilization of contractors to meet production targets. Essakane has implemented a new in-house equipment maintenance program with the goal of increasing equipment availability, increasing mining volumes and lowering maintenance costs. Essakane has also purchased additional mining equipment to further increase mine production and reduce reliance on mining contractors, thereby reducing operating costs. Ore mined for the fourth quarter and year ended 2018 was higher compared to the same prior year periods as the mine continued through ore zones and stockpiled lower grade heap leach ore.

Cost of sales per ounce sold was $763 for the fourth quarter 2018 and $762 for the full year, lower by 4% and 3%, respectively, compared to the same prior year periods, largely as a result of higher capitalized waste stripping. In the fourth quarter 2018, Essakane continued to face cost pressures with rising energy costs which were partially mitigated by the supply of energy from the solar plant and our hedging program. Operating costs were higher due to the utilization of contractors and higher planned maintenance. Reliance on contractors is expected to decline in future periods as Essakane will receive new mining equipment in 2019. Similarly, maintenance costs are expected to decline over time as Essakane transitions its maintenance in-house to increase equipment availability. Despite these cost pressures, year over year cost of sales per ounce sold for 2018 was lower, primarily due to higher capitalized stripping and higher sales volume. In addition, a weaker U.S. dollar relative to the euro contributed to higher costs for the year.

Total cash costs per ounce produced were $723 for the fourth quarter 2018 and $718 for the full year, higher by 1% and lower by 3%, respectively, compared to the same prior year periods. In the fourth quarter 2018, IAMGOLD faced cost pressures such as rising energy costs, higher contractor costs and higher maintenance costs, but benefited from higher gold production and higher capitalized waste stripping. Year over year, total cash costs were lower primarily due to higher capitalized waste stripping and higher production volume. These benefits were partially offset by the increasing cost pressures noted above along with a weaker U.S. dollar relative to the euro. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $9 and $17 per ounce produced, respectively (2017 - $12 and $5).

All-in sustaining costs per ounce sold were $1,114 for the fourth quarter and $1,002 for the full year, higher by 13% and 5%, respectively, compared to the same prior year periods. The increases were primarily due to higher sustaining capital expenditures, partially offset by lower cost of sales per ounce. Included in total cash costs and all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $10 and $19 per ounce sold, respectively (2017 - $14 and $6).

Outlook

IAMGOLD expects attributable production at Essakane in 2019 to be in the range of 375,000 to 390,000 ounces. Essakane will continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through multiple optimization initiatives.

Essakane is targeting higher fleet availability through a planned maintenance initiative designed to support an increase in mining volumes coupled with lower overall maintenance costs. Essakane is pursuing a mill upgrade plan with a series of improvements designed to expand mill capacity by increasing crusher throughput and optimizing liner configurations. Supported by the commissioning of the oxygen plant, Essakane is expected to improve recoveries through enhanced gold extraction with lower cyanide consumption while also reducing the negative impacts experienced when processing graphitic ore.

These initiatives are designed to deliver on the 2019 production and cost targets, and position Essakane to realize upside potential by expanding production and pursuing additional resources at satellite deposits with the potential to add to the mine life. A feasibility study is expected to be completed in the second quarter 2019 outlining opportunities to further optimize the carbon-in-leach circuit in addition to the future potential of heap leaching at Essakane.

For 2019, we have allocated capital to a mill de-bottlenecking project to increase CIL plant throughput to 13.5 million tonnes per annum at 100% hard rock which is significantly higher than the current capacity of 12 million tonnes per annum at 100% hard rock. The original nameplate capacity of the plant was 10.8 million tonnes per annum at 100% hard rock.

In 2019, regional exploration is expected to continue on prospective targets with the objective of increasing soft rock resources in close proximity to enhance mill feed.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production of 85,000 ounces in the fourth quarter 2018 and 287,000 ounces for the full year were 8% higher and 5% lower compared to the same prior year periods. For the quarter, the difference was primarily due to higher head grades and recoveries, partially offset by lower throughput. Grades for the quarter increased compared to earlier in the year as the mine sequenced into higher grade zones as part of the mine plan. Throughput was lower as the ore feed increased to 85% hard and transition rock compared to 64% in the prior year period. Throughput was also marginally impacted by a two day unlawful work stoppage. Year over year, attributable gold production was lower primarily due to lower throughput due to higher planned maintenance.

Cost of sales per ounce sold was $856 for the fourth quarter and $857 for the year ended 2018, higher by 12% and 14%, respectively, compared to the same prior year periods. Rosebel faced rising energy costs and increased preventative maintenance costs combined with local labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018. In addition, Rosebel had lower capitalized waste stripping. The fourth quarter 2018 benefited from higher sales volume.

Total cash costs per ounce produced were $774 for the fourth quarter and $831 for the year ended 2018, higher by 11% and 16%, respectively, compared to the same prior year periods due to the cost pressures noted above. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $4 and $8 per ounce produced, respectively (2017 - $nil and $nil).

All-in sustaining costs per ounce sold were $981 for the fourth quarter and $1,006 for the year ended 2018. For the quarter, costs were 4% lower compared to the same prior year period, primarily due to lower sustaining capital expenditures, partially offset by higher cost of sales per ounce. Year over year, costs were 8% higher, primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $4 and $8 per ounce sold, respectively (2017 - $nil and $nil).

Outlook

We expect attributable production at Rosebel in 2019 to be in the range of 315,000 to 330,000 ounces. Rosebel will continue to undertake strategic pit pushbacks on the Rosebel concession unlocking higher grade ore zones, while pursuing mill improvements to increase recoveries including the addition of a carbon-in-column plant at the tailings management facility and revisions to the SAG mill liner. While mill throughput in 2019 is expected to be at levels consistent with 2018, head grades are expected to improve benefiting from the commencement of ore deliveries from the Saramacca deposit in the second half of the year.

Construction will continue on the 18 kilometre haul road linking the Saramacca deposit to the Rosebel mill, with targeted completion by mid-2019. Infrastructure construction is expected to commence in the second quarter 2019. Rosebel is also conducting a scoping study to evaluate the underground mining potential of Saramacca, which could substantially lower waste volumes, thereby reducing costs. Saprolite mining in the initial years is expected to continue as planned with future potential for underground mining once hard rock is reached.

In 2019, Rosebel is conducting a study on enhancing the mill design by running an open circuit SAG mill combined with a secondary pebble crusher to enhance hard rock throughput and increase gold production.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Gold production was 28,000 ounces for the fourth quarter 2018, 3% lower than the same prior year period primarily due to lower head grades. Gold production for 2018 was 129,000 ounces, or 3% higher than the prior year primarily due to higher throughput, partially offset by lower head grades. The lower grades reflected mining activity that sequenced through lower grade stopes as part of the mine plan. Head grade, excluding marginal ore, for the fourth quarter and year ended 2018 was 6.78 g/t Au and 7.16 g/t Au, respectively (2017 - 8.01 g/t Au and 7.80 g/t Au). The mine continues its strategy of utilizing excess mill capacity by custom milling ore batches from neighbouring mine sites.

Underground development for the year ended 2018 was 10,600 metres, averaging 29 metres per day and comprised 10,100 metres of lateral development and 500 metres of vertical development. Underground development continued in the fourth quarter 2018 to open up access to new mining areas with lateral development of approximately 2,500 metres, averaging 27 metres per day. During the quarter, development continued to focus on the ramp breakthrough on level 132, while respecting safety protocols in place for mining in areas where seismicity is present. In line with this protocol, three units of bolting equipment, which are designed to manage seismic exposure were received during the quarter. Infrastructure development continued in future development blocks at lower levels.

Cost of sales per ounce sold of $1,086 and total cash costs per ounce produced of $1,102 for the fourth quarter 2018 were both higher by 19% compared to the same prior year period, primarily due to lower sales and production volumes, higher mine production and labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018, partially offset by a stronger U.S. dollar relative to the Canadian dollar.

Cost of sales per ounce sold of $886 and total cash costs per ounce produced of $884 for 2018 were higher compared to the prior year by 5% and 7%, respectively, primarily due to higher mine production and labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from currency hedging programs of $nil and $4 per ounce produced, respectively (2017 - $12 and $7).

All-in sustaining costs per ounce sold of $1,334 for the fourth quarter and $1,073 for the year ended 2018 were higher compared to the same prior year periods by 31% and 10%, respectively, primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains and losses from currency hedging programs of $1 loss and $5 gain per ounce sold, respectively (2017 - $17 gain and $12 gain).

Outlook

We expect production at Westwood in 2019 to be in the range of 100,000 to 120,000 ounces as mining and development activities continue to progress. In maintaining safety protocols, Westwood is expecting to commission additional equipment in 2019 capable of operating remotely in areas with challenging ground conditions. Production is expected primarily from two of the six planned mining blocks, with production expected to commence midyear from block three, which is deeper in the mine.

With a strategic focus to progress development activities in the production and expansion blocks, we expect to deliver on our 2019 production and cost targets while providing achievable guidance for progression to full production.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production of 14,000 ounces for the fourth quarter and 59,000 ounces for year ended 2018 was lower by 22% and 6%, respectively, compared to the same prior year periods primarily due to lower head grades as a result of greater drawdowns of marginal ore stockpiles. Total cash costs per ounce produced of $866 for the fourth quarter 2018 were lower compared to the same prior year period as a result of lower mining costs and greater utilization of marginal stockpiles due to the cessation of mining activity in the second quarter 2018. Total cash costs per ounce produced of $925 for the year ended 2018 were higher compared to the prior year as a result of lower gold production. All-in sustaining costs per ounce sold of $871 for the fourth quarter and $930 for year ended 2018 were lower compared to the same prior year periods as a result of lower sustaining capital expenditures.

Mining activity ceased during the second quarter 2018, while processing of ore stockpiles continued during the second through fourth quarters.

An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the oxide ore stockpiles is complete. Processing of the oxide ore stockpiles is expected to be completed by mid-year 2019. While this agreement has not yet been reached, IAMGOLD and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is at a preliminary stage and there is no certainty of its outcome.

Mali - Yatela Mine (IAMGOLD interest - 40%)

The Yatela mine had limited production and sales for the fourth quarter 2018, consistent with the same prior year period. The mine produced and sold 2,000 ounces during 2018 compared to 3,000 ounces in 2017. A limited quantity of production continues from rinsing of the leach pads.

On 14 February 2019, Sadiola Exploration Limited ("SADEX"), the subsidiary jointly held by AngloGold Ashanti Limited and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

Completed Feasibility Study

During the fourth quarter 2018, we announced the results of a feasibility study ("FS") completed jointly by IAMGOLD and Wood PLC (formerly Amec Foster Wheeler), with inputs from technical studies completed by other specialist consultants *(see news release dated November 1, 2018)*. The FS represented a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined mineral reserves to be economically mineable, and will allow IAMGOLD and SMM to make a decision on the development of the Project. A supporting technical report was filed on SEDAR on November 26, 2018. The public release of the FS triggered a final cash payment to us of $95 million from SMM pursuant to the sale of a 30% interest in the Côté Gold Project to SMM in the second quarter 2017.

The FS refined the development concept outlined in the pre-feasibility study ("PFS") announced in June 2017, and demonstrated significant operational and economic improvements. The FS presented both a Base Case Mine Plan, supported by 88% of the total mineral reserves, which is aligned with the current permitting process, and an Extended Mine Plan supported by the total estimated mineral reserves. The Base Case Mine Plan demonstrated that the Project would generate an after-tax internal rate of return of 15.2% at a $1,250 per ounce gold price. The after-tax net present value is $795 million, at a 5% discount rate, with a 4.4 year payback period. The Project would have a mine life of 16 years, with average annual production increasing by 15% to 367,000 ounces. The FS also indicates robust initial production averaging 428,000 ounces annually in Years 1 to 12. Life-of-mine ("LOM") average total cash costs would be $594 per ounce produced and all-in sustaining costs $694 per ounce sold.

The Extended Mine Plan would increase the after-tax net present value by an additional $110 million to $905 million, at a 5% discount rate. The after-tax internal rate of return would increase to 15.4%, with the same 4.4 year payback period. The Project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). The LOM average total cash costs would be $606 per ounce produced and all-in sustaining costs would be $703 per ounce sold.

Although initial capital expenditures under the Base Case Mine Plan and Extended Mine Plan would remain the same, additional permits may be required to raise the height of the mine rock area and tailings management facility under the Extended Mine Plan.

In the fourth quarter 2018, we received notification of receipt and acceptance of the Côté Gold Project Closure Plan as submitted to the Ministry of Energy, Northern Development and Mines of Ontario. The notification allows for the commencement of construction activities at site.

Subsequent to year end, we announced that we had deferred a decision to proceed with the construction of the Côté Gold Project in Canada. Although the Project has been substantially de-risked from both a technical and financial perspective, we have decided to wait for improved and sustainable market conditions, prior to making a decision to proceed with construction.

In 2019, we plan to further de-risk the Project by advancing detailed engineering design, permitting and definition diamond drilling.

Reserves and Resources (100% Basis)

As at December 31, 2018, the Côté Gold Project hosted (all figures quoted on a 100% basis) estimated mineral reserves comprising proven and probable reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and indicated resources (inclusive of reserves) were estimated at 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces. Inferred resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces *(see news releases dated November 1, 2018 and February 19, 2019)*.

Regional Exploration

Regional exploration activities continued within the 516-square-kilometre property surrounding the Côté Gold deposit, with over 5,500 metres of diamond drilling completed in 2018. In 2019, exploration will continue with the purpose of developing and evaluating exploration targets that could further maximize the long-term value of the Côté Gold Project.

Boto - Senegal

As at December 31, 2018, the Boto Gold Project hosted estimated mineral reserves comprising probable reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces, on a 100% basis. In addition, indicated resources, inclusive of reserves, were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces and inferred resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces, on a 100% basis *(see news releases dated October 22, 2018 and February 19, 2019)*.

During the fourth quarter 2018, we announced positive results from a feasibility study ("FS") completed jointly by IAMGOLD and Lycopodium Minerals Canada Ltd., with inputs from technical studies by other consultants (*see news release dated October 22, 2018*). The FS outlined an economically robust project, which at a $1,250 per ounce gold price would generate an estimated 23% after-tax internal rate of return. The Project would have a mine life of 12.8 years, with average annual production of 140,000 ounces of gold at life-of-mine average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold. A supporting NI 43-101 Technical Report was filed on SEDAR on October 23, 2018.

During the fourth quarter 2018, we also received notice of approval of the Environmental and Social Impact Assessment ("ESIA") from the Government of Senegal. The ESIA approval, along with the completion of the FS, allowed us to submit an application for a mining concession which is now under review by the Government of Senegal and for which approval is expected in the second half of 2019.

In 2019, we will continue to optimize the design elements of the Boto Gold Project development, continue stakeholder engagement, complete condemnation drilling of proposed mine site infrastructure and advance a regional exploration program on adjacent concessions.

EXPLORATION

We were active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In 2018, we spent $80.5 million on exploration and project studies ($39.2 million expensed and $41.3 million capitalized) compared to $68.0 million in 2017. Our accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The increase in total exploration and project expenditures reflected a sustained level of exploration funding and the continued advancement of key project studies. Drilling activities on active projects and mine sites totaled approximately 343,000 metres for the year, slightly over the 2018 program guidance.

($ millions)	Three months ended December 31		Years ended December 31	
	2018	2017	2018	2017
Exploration projects - greenfield[1]	$ 7.3	$ 7.0	$ 31.0	$ 25.4
Exploration projects - brownfield[2]	7.2	9.5	25.8	31.1
	14.5	16.5	56.8	56.5
Feasibility and other studies	7.2	5.3	23.7	11.5
	$ 21.7	$ 21.8	$ 80.5	$ 68.0

1 Exploration projects - greenfield included expenditures related to the acquisition of a 51% interest in the Nelligan Project from Vanstar Mining Resources Inc. for C$2.2 million ($1.7 million) in the first quarter 2018.

2 Exploration projects - brownfield for 2018 and 2017 excluded expenditures related to Joint Ventures of $0.2 and $1.4 million, respectively, and included near-mine exploration and resource development of $12.6 million and $10.6 million, respectively.

BROWNFIELD EXPLORATION PROJECTS

Our mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2018 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2018, we reported total estimated attributable proven and probable reserves at Essakane, including heap leach reserves of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable resources, comprised measured and indicated resources (inclusive of reserves) of 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces with attributable inferred resources totaling 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces (*see news release dated February 19, 2019*).

During 2018, approximately 55,900 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions. Drilling focused on infill and resource conversion at the Essakane Main Zone to support the ongoing FS, infill drilling at the Falagountou West deposit to improve the resource models and continue the appraisal of an in-pit waste dump strategy inside the Falagountou West Pit, and delineation drilling at the Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation.

During the fourth quarter 2018, we announced an initial mineral resource estimate for the Gossey satellite deposit, comprising 10.5 million tonnes of indicated resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of inferred resources grading 0.91 g/t Au for 85,000 ounces (*see news release dated December 12, 2018*). Over 70% of the delineated resources are contained within shallow, soft, saprolite and transition-hosted mineralization. A supporting NI 43-101 Technical Report was filed on SEDAR on January 21, 2019.

In 2019, approximately 24,000 metres of diamond and reverse circulation drilling is planned to support the ongoing FS, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding concessions.

Rosebel, Suriname

As at December 31, 2018, we reported total estimated attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable measured and indicated resources (inclusive of reserves) increased to 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable inferred resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces *(see news release dated February 19, 2019)*.

The near-mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During 2018, approximately 56,000 metres of reverse circulation and diamond drilling were completed, including approximately 42,500 metres on the Saramacca property, and approximately 13,500 metres on the adjacent Brokolonko and Sarafina properties.

Rosebel also continued to consolidate a new gold district with the acquisition of exploration rights at Brokolonko and Sarafina.

In 2018, we announced the declaration of mineral reserves at the Saramacca Project, allowing for incorporation into the Rosebel life-of-mine plan *(see news release dated September 23, 2018)*. A supporting NI 43-101 Technical Report was filed on SEDAR on November 5, 2018.

During the fourth quarter 2018, we also announced the results from exploration drilling conducted along the Saramacca - Brokolonko trend *(see news release dated November 8, 2018)*. Mineralization representing a potential new zone has been intersected by wide spaced drilling approximately 400 metres northwest along strike of the Saramacca deposit extending for at least 1,200 metres of strike length to the northwest onto the adjacent Sarafina - Moeroekreek concession. Highlights include: 7.5 metres grading 4.58 g/t Au and 10.5 metres grading 1.73 g/t Au. On the Brokolonko concession, drilling has confirmed the presence of bedrock-hosted mineralization that is associated with an aerially extensive, historic auger geochemical anomaly and the site of widespread artisanal small-scale mining.

In 2019, approximately 45,000 metres of diamond and reverse circulation drilling are planned to expand resources and test priority exploration targets on the Rosebel concession and along the Saramacca - Brokolonko trend.

Westwood, Canada

Approximately 20,000 metres of resource development diamond drilling and 1,700 metres for service holes were completed during the quarter for a total of approximately 109,000 metres for the year. Development activities continued to progress, including the diamond drilling program which focused on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. A substantial diamond drilling program of over 65,000 metres of definition drilling is planned for 2019.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, we conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2018. Highlights included:

<u>**Wholly-Owned Projects**</u>

Diakha-Siribaya - Mali

During 2018, we completed approximately 14,600 metres of delineation drilling on the Diakha deposit to support an updated mineral resource estimate for the Diakha-Siribaya Gold Project in Mali.

Subsequent to the reporting period, we announced an updated mineral resource estimate. Effective December 31, 2018, total mineral resources comprised indicated resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces on a 100% basis *(see news release dated January 30, 2019)*.

A drilling program totaling approximately 10,000 metres is planned in 2019 to continue to test for resource expansions at the Diakha deposit as well as test other identified exploration targets.

Pitangui - Brazil

During 2018, approximately 17,600 metres of diamond drilling was completed to evaluate potential resource extensions of the São Sebastião deposit and to test priority exploration targets on the property for additional zones of mineralization. The results will be incorporated into an updated resource model and used to guide future exploration.

Effective December 31, 2018, reported mineral resources at the São Sebastião deposit comprised inferred resources of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces *(see news release dated February 19, 2019)*.

An exploration drilling program totaling approximately 12,000 metres is planned in 2019 to continue to test remaining exploration targets on the property.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. IAMGOLD holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project.

Effective December 31,2018, reported mineral resources for the Monster Lake Project, on a 100% basis, comprised 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces, assuming an underground mining scenario *(see news releases dated March 28, 2018 and February 19, 2019)*. A supporting NI 43-101 Technical Report was filed on SEDAR on May 10, 2018.

Subsequent to the completion of the resource estimate, we reported assay results from approximately 8,300 metres of diamond drilling completed in 2018. Highlights included: 3.8 metres grading 23.96 g/t Au; 3.8 metres grading 39.24 g/t Au; 2.6 metres grading 72.17 g/t Au and 5.3 metres grading 40.94 g/t Au *(see news release dated June 14, 2018)*. The drilling results will be incorporated into the resource model and used to guide further drilling programs in the deposit area.

In 2019, approximately 6,000 metres of drilling is planned to evaluate selected target areas with potential to host additional zones of mineralization.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

The Nelligan Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. ("Vanstar"). We currently hold an initial 51% interest in the property, and hold an option to earn a further 29% undivided interest, for a total 80% undivided interest in the Project *(see Vanstar news release dated February 27, 2018)*.

During 2018, we completed approximately 13,400 metres of diamond drilling to evaluate the resource potential in the area of a newly discovered, large mineralized system referred to as the Renard Zone. The drilling program intersected wide zones of alteration and associated mineralization. Assay results reported from the 2018 program included the following highlights: 1.81 g/t Au over 56.6 metres, including 2.66 g/t Au over 30.8 metres; 3.31 g/t Au over 82.6 metres; 3.59 g/t Au over 42.1 metres and 5.69 g/t Au over 27.8 metres *(see news releases dated September 11 and November 15, 2018, and January 10, 2019)*.

In 2019, an initial diamond drilling program totaling approximately 12,000 to 15,000 metres is planned to infill and further test continuity of mineralization associated with the Renard Zone. The drilling results, coupled with ongoing geological, geochemical and structural studies, will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in 2019.

Rouyn - Canada (Option Agreement with Yorbeau Resources Inc.)

In the fourth quarter 2018, we entered into an option purchase agreement with Yorbeau Resources Inc. ("Yorbeau") for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, we can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, we must complete a NI 43-101 compliant resource estimate, after which we can, at our election, purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

In 2019, an initial diamond drilling program totaling approximately 15,000 metres is planned.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)

The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation ("Calibre"). We currently hold an initial 51% interest in the Project and has exercised our right to enter the second option to earn up to a 70% interest in the Project.

Effective December 31, 2018, reported mineral resources, on a 100% basis, included underground inferred resources totaling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively *(see news releases dated April 3, 2018 and February 19, 2019)*. A supporting NI 43-101 Technical Report was filed on SEDAR on May 14, 2018.

During 2018, the Joint Venture completed approximately 10,900 metres of diamond drilling to continue to test selected vein structures for extensions to mineralization. Reported highlights include: 5.75 g/t Au and 34.3 g/t Ag over 15.9 metres, including 17.78 g/t Au and 32.5 g/t Ag over 4.65 metres, and 6.78 g/t Au and 5.3 g/t Ag over 8.7 metres, including 13.2 g/t Au and 9.5 g/t Ag over 4.4 metres from the La Luna vein structure; 10.9 g/t Au and 859 g/t Ag over 8.0 metres, including 54.7 g/t Au and 3,957 g/t Ag over 1.6 metres from the San Cristobal vein structure *(see Calibre news releases dated July 12, September 5, December 5, and December 18, 2018)*.

In 2019, approximately 6,000 metres of diamond drilling is planned to continue testing selected vein systems.

Other

Loma Larga (formerly Quimsacocha) - Ecuador

IAMGOLD, through our 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life, with an after-tax IRR of 24.7%, payback of 2.6 years and an after-tax net present value of $356 million *(see INV Metals' news release dated November 29, 2018)*.

In 2019, INV Metals plans to review project optimizations, continue stakeholder engagement, advance project environmental permitting and undertake financing discussions.

Outlook

In 2019, planned exploration program spending (excluding project studies) will total $60 million, comprising brownfield and greenfield exploration programs. Brownfield programs will continue to focus on expanding resources along the Saramacca-Brokolonko trend near Rosebel, and at current operations at Essakane. Drilling will also continue to target resource conversion at Westwood. Greenfield programs continue to focus on resource expansions and evaluation of priority targets at various exploration and development projects including: Boto Gold Project in Senegal, Diakha-Siribaya Gold Project in Mali, Pitangui Project in Brazil, Côté Gold Project in Ontario, the Nelligan and Monster Lake Projects in Quebec, and the newly acquired Rouyn-Yorbeau Project near Westwood also in Quebec.

The 2019 resource development and exploration program includes approximately 250,000 to 275,000 metres of diamond and reverse circulation ("RC") drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$ —	$ 34	$ 34
Exploration projects - brownfield[2]	$ 16	$ 10	$ 26
	$ 16	$ 44	$ 60

1 The 2019 planned spending for capitalized expenditures of $16 million is included in our capital spending guidance of $355 million +/- 5%.

2 Exploration projects - brownfield include planned near-mine exploration and resource development of $13 million.

End Notes (*excluding tables*)

1 Cost of sales, excluding depreciation, as disclosed in note 38 of our annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2 This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

3 The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	December 31, 2018	December 31, 2017
Assets		
Current assets		
Cash and cash equivalents	$ 615.1	$ 664.1
Short-term investments	119.0	127.2
Consideration receivable	—	93.8
Receivables and other current assets	78.1	75.9
Inventories	274.7	200.0
	1,086.9	1,161.0
Non-current assets		
Investments in associates and incorporated joint ventures	76.8	69.0
Property, plant and equipment	2,436.1	1,940.2
Exploration and evaluation assets	47.3	474.6
Income taxes receivable	8.6	17.3
Restricted cash	23.9	24.5
Inventories	202.9	177.6
Other assets	78.5	102.7
	2,874.1	2,805.9
	$ 3,961.0	$ 3,966.9
Liabilities and Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 196.0	$ 196.2
Income taxes payable	15.4	14.9
Current portion of provisions	9.0	17.1
Other liabilities	6.8	2.9
	227.2	231.1
Non-current liabilities		
Deferred income tax liabilities	188.2	198.2
Provisions	341.4	299.0
Long-term debt	398.5	391.6
Other liabilities	13.1	0.2
	941.2	889.0
	1,168.4	1,120.1
Equity		
Equity attributable to IAMGOLD Corporation shareholders		
Common shares	2,680.1	2,677.8
Contributed surplus	48.2	43.0
Retained earnings	63.1	91.3
Accumulated other comprehensive loss	(58.8)	(20.5)
	2,732.6	2,791.6
Non-controlling interests	60.0	55.2
	2,792.6	2,846.8
Contingencies and commitments		
	$ 3,961.0	$ 3,966.9

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of U.S. dollars, except per share amounts)	(Unaudited) Three months ended December 31,		Years ended December 31,	
	2018	2017	**2018**	2017
Revenues	$ **274.3**	$ 291.1	$ **1,111.0**	$ 1,094.9
Cost of sales	**250.3**	250.0	**974.1**	942.0
Gross profit	**24.0**	41.1	**136.9**	152.9
General and administrative expenses	**(11.7)**	(12.5)	**(42.1)**	(40.3)
Exploration expenses	**(11.4)**	(8.8)	**(39.2)**	(38.4)
Reversal of impairment charges	**—**	—	**—**	524.1
Other expenses	**(12.5)**	(10.3)	**(21.5)**	(18.3)
Earnings (loss) from operations	**(11.6)**	9.5	**34.1**	580.0
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	**4.4**	4.8	**12.6**	15.0
Finance costs	**(5.2)**	(1.3)	**(8.8)**	(10.9)
Foreign exchange gain (loss)	**(4.1)**	(1.5)	**(13.6)**	7.3
Interest income, derivatives and other investment gains (losses)	**2.2**	1.9	**(6.0)**	16.7
Earnings (loss) before income taxes	**(14.3)**	13.4	**18.3**	608.1
Income taxes	**(18.3)**	(30.3)	**(38.0)**	(97.6)
Net earnings (loss)	$ **(32.6)**	$ (16.9)	$ **(19.7)**	$ 510.5
Net earnings (loss) attributable to				
Equity holders of IAMGOLD Corporation	$ **(34.8)**	$ (17.7)	$ **(28.2)**	$ 501.6
Non-controlling interests	**2.2**	0.8	**8.5**	8.9
Net earnings (loss)	$ **(32.6)**	$ (16.9)	$ **(19.7)**	$ 510.5
Attributable to equity holders of IAMGOLD Corporation				
Weighted average number of common shares outstanding (in millions)				
Basic	**466.6**	465.2	**466.5**	463.0
Diluted	**466.6**	465.2	**466.5**	467.5
Earnings (loss) per share ($ per share)				
Basic	$ **(0.07)**	$ (0.04)	$ **(0.06)**	$ 1.08
Diluted	$ **(0.07)**	$ (0.04)	$ **(0.06)**	$ 1.07

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of U.S. dollars)	(Unaudited) Three months ended December 31,		Years ended December 31,	
	2018	2017	**2018**	2017
Net earnings (loss)	**$ (32.6)**	$ (16.9)	**$ (19.7)**	$ 510.5
Other comprehensive income (loss), net of income taxes				
Items that will not be reclassified to the statements of earnings				
Movement in marketable securities fair value reserve				
Net unrealized change in fair value of marketable securities	**(1.7)**	9.9	**(10.8)**	17.9
Net realized change in fair value of marketable securities	**—**	(9.1)	**(0.4)**	(10.9)
Tax impact	**(0.2)**	(0.3)	**1.8**	(0.6)
	(1.9)	0.5	**(9.4)**	6.4
Items that may be reclassified to the statements of earnings				
Movement in cash flow hedge fair value reserve				
Effective portion of changes in fair value of cash flow hedges	**(29.6)**	4.3	**(1.1)**	16.5
Time value of options contracts excluded from hedge relationship	**(17.1)**	2.5	**(15.8)**	(1.9)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	**(1.4)**	(2.0)	**(10.9)**	(4.0)
Tax impact	**3.0**	(0.4)	**1.2**	(0.3)
	(45.1)	4.4	**(26.6)**	10.3
Currency translation adjustment	**(1.3)**	(0.6)	**(1.2)**	0.8
Total other comprehensive income (loss)	**(48.3)**	4.3	**(37.2)**	17.5
Comprehensive income (loss)	**$ (80.9)**	$ (12.6)	**$ (56.9)**	$ 528.0
Comprehensive income (loss) attributable to:				
Equity holders of IAMGOLD Corporation	**$ (83.1)**	$ (13.4)	**$ (65.4)**	$ 519.1
Non-controlling interests	**2.2**	0.8	**8.5**	8.9
Comprehensive income (loss)	**$ (80.9)**	$ (12.6)	**$ (56.9)**	$ 528.0

CONSOLIDATED STATEMENTS OF CASH Flows

(In millions of U.S. dollars)	(Unaudited) Three months ended December 31, 2018	2017	Years ended December 31, 2018	2017
Operating activities				
Net earnings (loss)	$ (32.6)	$ (16.9)	$ (19.7)	$ 510.5
Adjustments for:				
Finance costs	5.2	1.3	8.8	10.9
Depreciation expense	64.6	68.3	266.2	266.0
Derivative (gain) loss	(0.5)	0.4	(1.8)	(6.9)
Income taxes	18.3	30.3	38.0	97.6
Interest income	(3.1)	(3.0)	(13.3)	(9.4)
Reversal of impairment charges	—	—	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	—	—	—	(19.2)
Share of net earnings from investments in associates and incorporated joint ventures, net of income taxes	(4.4)	(4.8)	(12.6)	(15.0)
Write-down of inventories	2.1	2.3	4.9	14.2
Loss on redemption of 6.75% Senior Notes	—	—	—	20.2
Write-down of related party loan receivable	—	—	10.9	—
Write-down of assets	0.9	1.0	9.2	2.5
Effects of exchange rate fluctuation on short-term investments	1.8	—	5.2	—
Effects of exchange rate fluctuation on cash and cash equivalents	3.1	(0.1)	4.7	(11.4)
Other non-cash items	11.1	10.6	18.7	9.6
Adjustments for cash items:				
Dividends from Sadiola	—	—	2.1	2.1
Settlement of derivatives	1.4	1.9	10.9	1.4
Disbursements related to asset retirement obligations	(1.0)	(2.0)	(4.9)	(5.0)
Movements in non-cash working capital items and non-current ore stockpiles	(32.6)	(3.0)	(97.3)	1.3
Cash from operating activities, before income taxes paid	34.3	86.3	230.0	345.3
Income taxes paid	(11.2)	(21.1)	(38.9)	(50.0)
Net cash from operating activities	23.1	65.2	191.1	295.3
Investing activities				
Capital expenditures for property, plant and equipment	(84.4)	(63.0)	(257.2)	(197.0)
Capitalized borrowing costs	(14.5)	(12.9)	(28.1)	(24.1)
Capital expenditures for exploration and evaluation assets	(10.6)	(8.9)	(42.5)	(13.4)
Net proceeds from sale of a 30% interest in the Côté Gold Project	92.1	—	92.1	96.5
Decrease in restricted cash	5.0	(0.1)	1.1	88.1
Acquisition of Saramacca exploration and evaluation asset	(8.2)	(5.0)	(8.2)	(5.0)
Interest received	2.9	2.1	12.6	7.7
Disposal (purchase) of short-term investments	0.3	99.8	4.8	(127.2)
Purchase of additional common shares of associate	—	—	—	(7.4)
Other investing activities	19.8	7.7	0.5	4.4
Net cash from (used in) investing activities	2.4	19.7	(224.9)	(177.4)
Financing activities				
Interest paid	—	(3.3)	(0.3)	(8.6)
Payment of finance lease obligations	(0.4)	(0.1)	(1.2)	(0.1)
Dividends paid to non-controlling interests	—	—	(3.7)	(3.1)
Redemption of 6.75% Senior Notes	—	—	—	(505.6)
Net proceeds from issuance of 7% Senior Notes	—	—	—	393.6
Long-term prepayment for finance lease	—	—	—	(4.9)
Proceeds from issuance of flow-through shares	—	—	—	15.1
Other financing activities	(2.8)	(1.1)	(5.3)	(3.6)
Net cashed used in financing activities	(3.2)	(4.5)	(10.5)	(117.2)
Effects of exchange rate fluctuation on cash and cash equivalents	(3.1)	0.1	(4.7)	11.4
Increase (decrease) in cash and cash equivalents	19.2	80.5	(49.0)	12.1
Cash and cash equivalents, beginning of the year	595.9	583.6	664.1	652.0
Cash and cash equivalents, end of the year	$ 615.1	$ 664.1	$ 615.1	$ 664.1

CONFERENCE CALL

A conference call will be held on Thursday, February 21, 2019 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD's 2018 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through IAMGOLD's website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 2863#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", "Outlook", "Market Trends", "Annual Updates" and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.